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             May 16, 2023

       Sharon Levkoviz
       Chief Financial Officer
       IR-Med, Inc.
       ZHR Industrial Zone
       Rosh Pina, Israel

                                                        Re: IR-Med, Inc.
                                                            Form 10-K filed
March 29, 2023
                                                            File No. 000-56492

       Dear Sharon Levkoviz :

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




             Sincerely,


             Division of Corporation Finance

             Office of Industrial Applications and

             Services